JobsInSite, Inc.

426 West 49th Street, Suite 4A

New York, NY 10019

July 6, 2007

By EDGAR Transmission and by Hand Delivery

Jeffrey Riedler

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549.

Re:

JobsInSite, Inc.
Amendment No. 4 to Registration Statement on Form SB-2
Filed June 25, 2007

File No. 333-137624

Ladies and Gentlemen:

On behalf of JobsInSite, Inc. (the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the Commission) set forth in the Staff’s letter, dated June 15, 2007, providing the Staff’s comments with respect to the above referenced registration statement (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. References in this letter to “we”, “us” and “our” refer to the Company unless the context indicates otherwise.

Financial Statements

Statement of Cash Flows, page F-5

1.

We acknowledge your response to our previous comment 5. Please revise your cash flow statements to remove the depreciation adjustment and acquisition of property plant and equipment from the inception-to-date column consistent with your response to comment 38 from our October 19, 2006 letter. Otherwise, ensure you include these amounts in the inception-to-date cash flow statement through March 31, 2007 included on page F -11.

COMPANY RESPONSE.    We have revised the statement of cash flows by removing the depreciation adjustment and the acquisition of property plant and equipment from the inception-to-date column. Please note this change on page F-5.

Interim Financial Statements

Statements of Operations, page F-10

2.

Please revise your financial statements here and on page 3 to round your basic and diluted earnings per share amounts to the nearest cent to not imply a greater degree of accuracy than exists.

COMPANY RESPONSE. Please note that on page 3 and page F-10 we have revised our financials statements by rounding our basic and diluted earnings per share amounts to the nearest cent.

Exhibit 23.1: Consent of Paritz & Co. P.A.

3.

Although you indicate in response to our previous comment 3 that your auditors' consent covers their review report, it does not appear that the consent filed covers this report. Please have your auditors revise their consent to include reference to their review report on the interim financial statements.

COMPANY RESPONSE.  We note your comment and note that Paritz & Co. P.A. has provided us with a revised review report that includes reference to their review report on the interim financial statements.  Please see Exhibit 23.1.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Kwajo Sarfoh at (212) 956-2313.

Sincerely,

JOBSINSITE, INC.

By:

/s/  Kofi Kankam

Kofi Kankam

Chief Executive Officer

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